May 18, 2011

VIA EDGAR
Justin Dobbie, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Infinity China 1 Acquisition Corporation
Registration Statement on Form S-1
Filed April 18, 2011
File No. 333-173575

Infinity China 2 Acquisition Corporation
Registration Statement on Form S-1
Filed April 18, 2011
File No. 333-173577

Dear Mr. Dobbie:

Infinity China 1 Acquisition Corporation (the “Company”, “Infinity 1”, “it”, “we”, “us” or “our”), on behalf of itself and Infinity China 2 Acquisition Corporation (“Infinity 2”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 18, 2011. A marked version of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Registration Statement filed on April 18, 2011. Four clean and four marked copies of this filing are being sent via hand delivery to Donald Field. All page references are to Infinity 1.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

We have revised our Registration Statement and made conforming changes to the Infinity 2 Registration Statement.

2.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statements.

We note the Staff's comment and will update the financial statements as necessary.

3.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statements.

We have included the currently dated consent as requested.

4.
Please tell us whether you are a “foreign private issuer” as defined in Exchange Act Rule 3b-4(c). Securities registered by a foreign private issuer are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 6 of the Exchange Act. To the extent you are a foreign private issuer, please revise to clarify that you will conduct redemptions pursuant to the tender offer rules regardless of whether you seek shareholder approval for the initial business combination.

Prior to our initial filing we determined that we were not a “foreign private issuer” as defined in Exchange Act Rule 3b-4(c) because: (i) all of our assets are held in the United States and (ii) our principal executive offices are in the United States (New York).

Summary, page 1

General, page 1

5.	Please revise to remove marketing language such as the “significant” strength and “extensive” experience of your management team.

We have removed such language as requested.

6.
Please revise the second paragraph on page 2, first bullet on page 3, the first and second paragraphs on page 4 to add balancing language that your management team’s “extensive contacts and sources,” “extensive experience and deal sourcing capabilities,” “international network of contacts and corporate relationships” and past “flow of referrals that has resulted in numerous transactions” are not a guarantee of a successful initial business combination. Please also revise the Proposed Business section on page 81 accordingly.

We have revised the Registration Statement to add the balancing language as requested.

7.
We note your disclosure in the third paragraph on page 2 that you may structure a business combination to acquire less than 100% of the interests or assets of a target business, but that you will only consummate the business combination if you will become the majority or greater shareholder of the target or majority holder of the economic benefits of the target. Please revise to describe what you mean by the term “majority holder of economic interests.” In your description, please provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy this control condition. Please revise the prospectus throughout accordingly.

We have revised the Registration Statement as requested.

8.
We note your disclosure in the first bullet on page 3 that you intend to acquire one or more growth businesses with an enterprise value ranging from roughly $30 million to $150 million. Please revise to clarify how the “enterprise value” of a business opportunity will be determined.

We have revised the disclosure to state the “total enterprise value” will be determined according to reasonably accepted valuation standards and methodologies.

9.
We note your disclosure in the second paragraph on page 5 that your management team is concurrently involved with other businesses. Please revise to quantify the amount of time that you expect your management team to devote to you on a per week or per month basis.

We have revised the Registration Statement as requested.

The Offering, page 6

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 19

10.
We note the redemption and voting limitations described in the first paragraph. Please provide us with the basis for your determination that such limitations are permissible under British Virgin Islands law. Please specifically address the voting of any “Excess Shares” by management.

The legal basis for the limitations on redemption rights and voting rights is as follows:

(a)
Voting rights - Section 34(1)(a) of the BVI Business Companies Act, 2004 (the "Act"), being the company law statute applicable to BVI companies, provides that each share confers upon the holder the right to one vote at a meeting of the members of the company or any resolution of the members of the company (ie shareholders have one vote per share at a shareholder meeting). However, Section 34(1) is stated in the Act as being subject to Section 34(2), of which, Section 34(2)(b) enables a share to be issued on terms that negate, modify or add to the rights specified in 34(1) (ie the effect of Section 34(2)(b) is to enable a company to modify or vary the "one vote per share" position and this is done by making express provision for how the voting rights for shares are intended to work in the Memorandum and Articles of Association. With this in mind, the form of Memorandum and Articles of Association to be adopted by each of Infinity 1 and Infinity 2 prior to the consummation of their respective offerings will expressly provide for this limitation of voting rights for public shareholders and the ability of management to vote the Excess Shares.

(b)	Redemption rights - Section 59(1) of the Act gives a company the power to purchase, redeem or otherwise acquire its own shares in accordance with either:

(i)	a statutory procedure provided for within Sections 60, 61 and 62 of the Act (Section 59(1)(a)); or

(ii)	such other provisions for the purchase, redemption or acquisition of shares as may be specified in the Memorandum of Articles of Association (Section 59(1)(b)).

The form of Memorandum and Articles of Association to be adopted by each of Infinity 1 and Infinity 2 prior to the consummation of their respective offerings will expressly provide for this limitation of redemption rights and will also provide that Sections 60, 61 and 62 of the Act do not apply.

Cautionary Note Regarding Forward-Looking Statements, page 66

11.
Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, “[t]he statements contained in this prospectus that are not purely historical,” appears to be overly broad. Please narrow your statement accordingly or remove it.

We have narrowed that statement as requested.

Capitalization, page 74

12.
Please revise the disclosures in your capitalization table on page 74 to disclose the number of ordinary shares that will be subject to possible redemption following the completion of the company’s public offering.

We have revised the capitalization table as requested.

Management’s Discussion and Analysis of Financial Condition, page 75

Overview, page 75

13.
Please reconcile the amounts disclosed in the final paragraph of this section with the amounts disclosed on your audited balance sheet on page F-3. In this regard, we note that your audited balance sheet details a cash balance of $70,000 and deferred offering costs of $62,500.

We have made the reconciliation as requested.

Proposed Business, page 81

China, page 83

14.
We note you have relied on information from third-party sources, including the National Bureau of Statistics of China, Ministry of Commerce of the PRC, Ministry of Industry and Information Technology of the PRC, and Ernst & Young for disclosure in this registration statement. Please tell us why you believe you are not required by Rule 436 to file consents as exhibits to the registration statement. Alternatively, include the consent of each of these entities with your next amendment.

Rule 436 requires consents for reports or opinions of an expert or counsel. All of the information cited in our business section is available in the public domain, and none of the information was prepared specifically for use in the Registration Statement. As a result, we do not believe Rule 436 is applicable nor is it necessary to obtain consents from the Chinese National Bureau of Statistics, the Ministry of Commerce, Ernst & Young, etc.

Periodic Reporting and Financial Information, page 112

15.
Please tell us, and revise your disclosure to clarify, when you intend to register your securities under the Exchange Act and whether you will terminate such registration prior to an initial business combination.

We have revised the disclosure in the Registration Statement (page 6 and 115) as requested.

Executive Officer and Director Compensation, page 115

16.	Please revise the first sentence of the first paragraph to clarify that none of your executive officers or directors have received any compensation (cash or non-cash) for services rendered.

We have revised the disclosure as requested.

17.	Please disclose whether there is a limit on the amount of finder’s fees, consulting fees or other compensation that may be paid to your sponsor, executive officers and directors.

The finder’s, consulting or similar fees paid to our officers and directors will be limited to $400,000. We have revised the Registration Statement to disclose this maximum fee.

Conflicts of Interest, page 116

18.
We note your disclosure in the first full paragraph on page 117 and in the Summary section on page 1 that because Infinity 1 and Infinity 2 have different geographic focuses that your executive officers and directors believe that they will not have any conflicts of interest in determining which entity to present a particular opportunity. Please tell us, with a view towards revised disclosure in the prospectus, what happens if a particular opportunity does not have primary operations north or south of the 33rd degree parallel but rather has national operations or operations that are evenly dispersed across the PRC.

We have revised the disclosure to reflect that the principal executive office of a potential target business will determine whether such a business is located above (or below) the 33rd degree parallel.

19.
We note your disclosure in the third full paragraph on page 117 that all of your executive officers and directors have current fiduciary duties that may take priority over their duties to you including duties related to the management of the Infinity I-China Funds and associated satellite funds. We also note that the Infinity I-China Funds, as discussed in the first paragraph on page 119, have a number portfolio companies. Please revise this section to provide for each executive officer and director a list of entities for which a conflict of interest may or does exist and state the priority and preference that the entity has with respect to the performance of duties and the presentation of business opportunities.

We have revised the disclosure as requested (see page 123).

20.
We note your disclosure in the second and fourth full paragraphs on page 117 that your officers have agreed to present to you any business opportunity with an enterprise value of $32 million or more and that certain conflicts of interest may not exist because you intend to focus on an initial business combination with a minimum value of $32 million. Please reconcile these disclosures with your disclosure throughout the prospectus that you may enter into an initial business combination with a target regardless of its fair market value giving your management unrestricted flexibility in identifying and selecting prospective target businesses.

We note there is no minimum total enterprise value or cash investment “requirement” with respect to a target business or company; however, our initial focus is intended to be on those businesses where total consideration will be equal to no less than $32 million.

21.
We note your disclosure in the first full paragraph on page 118 that the Infinity I-China Funds have granted you a right of first refusal with respect to any acquisition of voting control of any company or business whose “value” exceeds $32 million. Please revise to clarify how the “value” of a company or business will be determined. Please also confirm that such agreement will be filed as an exhibit.

We have further refined this concept throughout the Registration Statement. The right of first refusal will apply to the acquisition of any business or company where the fair market value of the total consideration to be paid by the acquiring entity (either in securities, cash or otherwise) would equal or exceed $32 million.

22.	Please revise to clarify if the right of first refusal also applies to any portfolio companies controlled by the Infinity I-China Funds.

We have revised the disclosure to state that the right of first refusal does apply to any portfolio company controlled by the Infinity I-China Funds.

23.
We note your disclosure in the third paragraph on page 119 that you are not prohibited from partnering, submitting joint bids, or entering into similar transactions with your sponsor, or an affiliate of your sponsor, in the pursuit of an initial business combination. Please tell us, with a view towards revised disclosure in the prospectus, whether Infinity 1 and Infinity 2, despite their respective geographic focuses, will be permitted to partner or submit joint bids in the pursuit of an initial business combination.

Infinity 1 and Infinity 2 may, in certain circumstances, submit joint bids. We have revised the disclosure to reflect this fact. (See page 125)

24.
You state on page 3 that you may pursue acquisition opportunities outside of China. Please discuss your policy for allocating acquisition opportunities outside of China between Infinity 1 and Infinity 2 and the potential conflicts of interest that may arise.

Please see our response to Comment 18. The principal executive office will used to determine whether such business is above (or below) the 33rd degree parallel.

Principal Shareholders, page 121

25.	For each of the Infinity I-China Funds, please disclose the natural persons who have voting or investment power with respect to the ordinary shares listed in the table.

We do not believe there are any natural persons who have voting or investment power with respect to the ordinary shares owned by the Infinity I-China Funds. We note (i) the funds are limited partnerships, no limited partner has voting or investment power over our ordinary shares, nor holds in excess of a 5% interest in the limited partnership and, therefore, no limited partner could be deemed a 5% owner of us, and (ii) the board of the general partner, who does have voting and investment power over the ordinary shares, is comprised of five individuals, each having one equal vote.

Certain Relationships and Related Party Transactions, page 124

26.
We note your disclosure in the fifth paragraph that your sponsors may be entitled to certain fees related to identifying potential target businesses, fees related to performing due diligence, finder’s fees, consulting fees, or other similar compensation as determined by your board of directors. Please revise to discuss in greater detail the material terms of any such agreement or arrangement. Refer to Item 404(a) of Regulation S-K. Please also file a copy of any such agreement or arrangement as an exhibit in your next filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

No such agreements or arrangements exist. Any fees paid to our officers or directors will be in the sole discretion of our board of directors and disclosed in our tender offer documents or proxy materials filed with the Commission in connection with our initial business combination.

Description of Securities, page 126

Ordinary Shares, page 126

27.
Please revise to disclose any provision which discriminates against any existing or prospective holder of your ordinary shares as a result of such security holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

We have revised the disclosure as requested.

Public Shareholders’ Warrants, page 129

28.
You state in the last paragraph on page 129 that you may file a post-effective amendment to the registration statement to register the ordinary shares issuable upon exercise of the warrants. Please explain why you believe you can register additional shares by post-effective amendment. Refer to Rule 413.

We have revised the disclosure to reflect that we would file a “new” registration statement.

Memorandum and Articles of Association, page 134

29.
You state that you will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with a vote of certain proposed amendments to your memorandum and articles of association. Please describe how you will conduct these redemptions, including any differences from redemptions in connection with an initial business combination.

We have revised the disclosure as requested.

Taxation, page 145

British Virgin Islands Taxation, page 145

30.	The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

We have added the name of BVI counsel and their consent is included in exhibit 5.1.

United States Federal Income Taxation, page 145

31.	This discussion of tax consequences appears to be material to an investor. Please file an opinion of counsel in accordance with Item 601(b)(8) of Regulation S-K.

We have revised the disclosure as requested and filed Ellenoff Grossman & Schole’s tax opinion as exhibit 8.1.

Underwriting, page 159

32.
You state that $800,000 of the deferred underwriting discount will be payable to the underwriters and/or other advisors at your discretion. Please explain in greater detail the terms of this arrangement, including the facts and circumstances that will inform your exercise of discretion.

We have revised the disclosure as requested (page 165).

Part II

Signatures

33.
Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Mr. Gal-Or is also your principal financial officer, please revise to clarify.

We have revised the signature page as requested.

34.	Please revise to have your registration statement signed by your authorized representative in the United States or advise. Refer to Instructions for Signatures on Form S-l.

We have revised the signature page as requested.

Exhibit 3.1

35.	Please refile your memorandum of association for Infinity 1 to include a complete copy. In this regard, we note that the filed version does not include a conformed signature.

We have added the conformed signature and re-filed exhibit 3.1.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Mark Chess

Mark Chess

cc:	Ellenoff Grossman & Schole LLP
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